UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Adevinta ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

Adevinta ASA
(Name of Person(s) Furnishing Form)

A-Shares, with a nominal value of NOK 0.20 each B-Share, with a nominal value of NOK 0.20 each
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Mari Vonen Adevinta ASA Postboks 490 Sentrum NO-0105 Oslo Norway Tel: +4791686626
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

copies to:
Pierre-Marie Boury, Esq.
Cleary Gottlieb Steen & Hamilton LLP
2 London Wall Place
London EC2Y 5AU
United Kingdom
Tel: +44 20 7614 2380

October 29, 2019
Date Tender Offer/Rights Offering Commences

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.
99.1	Notice of Extraordinary General Meeting of Shareholders, dated October 1, 2019 (and appendices)

Item 2. Informational Legends

The required legends have been included in prominent portions of Exhibit 99.1 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.
99.2	Stock exchange announcement of Notice of Extraordinary General Meeting, dated October 1, 2019

99.3	Stock exchange announcement of Key information relating to the share combination and the preferential rights issue to be carried out by Adevinta ASA, dated October 1 2019

99.4	Power of attorney executed by Rolv Erik Ryssdal, dated October 1, 2019

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed with the Securities and Exchange Commission concurrently with this Form CB on October 2, 2019.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADEVINTA ASA

By:	/s/ Rolv Erik Ryssdal
Name: Rolv Erik Ryssdal
Title: Chief Executive Officer
Date: October 2, 2019